VIA ELECTRONIC FILING

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5546

Att:	Lyn Shenk
Branch Chief

Re:	Scholastic Corporation
Form 10-K for Fiscal Year Ended May 31, 2011
Filed July 27, 2011
File No. 000-19860

Ladies and Gentlemen:

          We have received your comment letter dated February 7, 2012 regarding the above-referenced report filed by Scholastic Corporation (“Scholastic” or the “Company”) under the Securities Exchange Act of 1934 (the “Form 10-K”) and set forth below is a response to each of the Staff’s comments contained therein.

Form 10-K For the Year Ended May 31, 2011

SEC Staff Comment No. 1

Note 6: Commitments and Contingencies, page 49
Contingencies, page 51

A large portion of your disclosure is dedicated to providing the history of the legal proceeding in which you are involved, including the dates of various motions and hearings. Also, while you state that you intend to vigorously defend the lawsuit, you have not specifically stated your conclusion as to the likelihood of a loss contingency with respect to the matter disclosed. Therefore, it is not clear whether you believe the likelihood of an adverse outcome is other than remote, nor is it clear how material, or potentially material, the matters is, or could be, to you. We believe your disclosure would be much more useful to investors if it was focused on describing the current status of the matter, in plain English, rather than on the history of legal proceedings. Lastly, it is not determinable from your disclosure if you have recorded an accrual for the matter or if there are unrecognized contingencies that could require further disclosure regarding their aggregate loss exposure.

Division of Corporation Finance
February 22, 2012

Please advise, and revise your disclosure as appropriate. Provide us with a copy of your intended revised disclosure. Refer to the disclosure requirements set forth by paragraphs 1-5of ASC 450-20-50.

Response No. 1

Please be advised that the legal proceeding described in Note 6 (Commitments and Contingencies), the purported class action originally filed by Alaska Laborers Employee Retirement Fund and Paul Baicu, was terminated in favor of the Company on August 3, 2011, with the Court denying plaintiff’s motions for leave to file a proposed third amended class action complaint and to substitute a new lead plaintiff and dismissing the lawsuit, and no appeal having been taken by plaintiff. This was reported in the Company’s Form 10-Q for the quarterly period ended August 31, 2011.

No other specific litigation contingencies were deemed material to the financial statements of the Company to require specific mention in Note 6. In future filings in which specific litigation loss contingencies are required to be disclosed or which the Company otherwise believes should be disclosed, the Company will adhere to the disclosure requirements set forth in paragraphs 1-5 of ASC 450-20-50, including appropriate disclosure and, to the extent applicable, liability accrual or disclosure concerning any estimated loss or loss range or that the Company has determined that such an estimate cannot be made.

Absent any specifically identified contingencies as discussed above, the Company’s intended revised disclosure will prospectively be:

Various claims and lawsuits arising in the normal course of business are pending against the Company. The Company accrues a liability for such matters when it is probable that a liability has occurred and the amount of such liability can be reasonably estimated. When only a range can be estimated, the most probable amount in the range is accrued unless no amount within the range is a better estimate than any other amount, in which case the minimum amount in the range is accrued. Legal costs associated with litigation loss contingencies are expensed in the period in which they are incurred. The Company does not expect, in the case of those various claims and lawsuits arising in the normal course of business where a loss is considered probable or reasonably possible, that the reasonably possible losses from such claims and lawsuits (either individually or in the aggregate) would have a material adverse effect on the Company’s consolidated financial position or results of operations.

Division of Corporation Finance
February 22, 2012

SEC Staff Comment No. 2

Note 8: Goodwill and Other Intangibles, page 52

We note your disclosure that in fiscal year 2011, you determined that certain intangible assets associated with publishing and trademark rights, which were previously accounted for as indefinite-lived assets, were no longer indefinite-lived and you subsequently commenced amortization of the assets. Please describe for us the intangible assets that you determined were no longer indefinite-lived, the carrying value at the beginning of fiscal year 2011, the amount of amortization expense recorded in fiscal year 2011 for these assets, and the facts and circumstances that led you to believe that they were no longer indefinite-lived assets.

Response No. 2

In fiscal year 2011, the Company determined that the Goosebumps trademark was no longer an indefinite-lived intangible asset. The Company publishes, produces or licenses print titles, electronic media titles, games, television programs, feature films and merchandise under the Goosebumps trademark. As of June 1, 2010, the carrying value of Goosebumps was $10.7 million. For the fiscal year ended May 31, 2011, the Company recognized $403,000 of amortization expense related to Goosebumps. During fiscal 2011, certain aspects regarding the future exploitation of Goosebumps were refined, specifically the Company’s progress towards developing a script for a feature film pursuant to an agreement with Columbia Pictures. These developments resulted in a change in circumstances which compelled the Company to reassess the indefinite-lived classification of Goosebumps in accordance with ASC 350-30-35-13. The Company determined, due to the increased clarity regarding the progress of the development of a feature film, that the timing of the future cash flows generated by Goosebumps was determinable and finite. Accordingly, Goosebumps is no longer classified as an indefinite-lived intangible asset.

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          As requested by your letter, Scholastic acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the

Division of Corporation Finance
February 22, 2012

Securities and Exchange Commission or any person under the federal securities laws of the United States.

          If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call me at 212-343-4483.

Very truly yours,

SCHOLASTIC CORPORATION

By:	/s/ Maureen O’Connell

Maureen O’Connell
Chief Financial Officer

CC:	Andrew S. Hedden, Esq.
General Counsel – Scholastic Corporation